UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16 OR 15d-16
                     UNDER THE SECURITIES EXCHANGE ACT OF 1934




                  For the month of February, 2003

                                 SPIRENT plc
     _____________________________________________________________________
                (Translation of registrant's name into English)

Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex
                                RH10 9QL, UK.
     _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





                             London Stock Exchange


                   NOTIFICATION OF MAJOR INTERESTS IN SHARES


1    Name of company

     SPIRENT plc

2    Name of shareholder having a major interest

     FMR Corp. and Fidelity International Limited

3 Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

     Companies named in box 2 above and their direct and indirect subsidiaries, being non-beneficial holders

4 Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Chase Nominees Ltd (FMRCO)                              8,717,800

State Street Nominees Ltd (FMRCO)                         428,300

State Street Bank & Trust Company (FMRCO)              16,310,700

State Street Bank & Trust (FMTC)                        3,137,900

Chase Manhattan Bank London (FISL)                     12,563,179

HSBC (FPM)                                                619,700

Chase Nominees Ltd (FPM)                                7,032,896

Northern Trust (FPM)                                    2,040,200

Chase Manhattan Bank London (FIL)                       1,111,725

Bank of New York Brussels (FIL)                           805,100

Northern Trust (FIL)                                    3,044,100

Chase Nominees Ltd (FIL)                                9,979,540

Bank of New York London (FIL)                           5,006,000

Nortrust Nominees Ltd (FIL)                             3,107,200

State Street Bank & Trust (FIL)                           296,400

HSBC Client Holdings Nominee (UK) Ltd (FIL)            10,014,400

FMRCO - Fidelity Management & Research Company

FMTC - Fidelity Management Trust Company

FISL - Fidelity Investment Services Ltd

FPM - Fidelity Pension Management

FIL - Fidelity International Ltd

5   Number of shares / amount of stock acquired

    17,797,468

6   Percentage of Issued Class

    1.89%


7   Number of shares / amount of stock disposed

    N/a

8   Percentage of Issued Class

    N/a

9   Class of security

    ORDINARY SHARES OF 3 1/3p EACH

10  Date of transaction

    Not notified


11  Date company informed

    20 February 2003

12  Total holding following this notification

    84,215,140

13  Total percentage holding of issued class following this notification

    8.93%

14   Any additional information



15   Name of contact and telephone number for queries


     Luke Thomas - 01293 767658


16 Name and signature of authorised company official responsible for making this notification

     Luke Thomas, Deputy Company Secretary, Spirent plc


     Date of notification

     21 February 2003

London Stock Exchange, Company Announcements Office, Old Broad Street, London EC2N 1HP

Facsimile: 0207 588 6057, 0207 334 8964/8965/8966 (PLEASE DO NOT POST)

Enquries: Continuing Obligations: Telephone: 0207 797 3850/1639/1972/3150





                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______LUKE THOMAS______

                                                     (Registrant)

Date ___21 February 2003___                 By   ____/s/ Luke Thomas____

                                                    (Signature)*